SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                               Wolverine Tube Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    978093102
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 3, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 788,300 shares, which constitutes approximately 5.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 14,060,106 shares outstanding.

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
1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 788,300 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 788,300 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     788,300 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio X Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 788,300 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 788,300 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     788,300 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio X Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 788,300 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 788,300 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     788,300 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio X Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 788,300 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 788,300 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     788,300 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio X Investors, L.P.

1.   Name of Reporting Person:

     Portfolio X Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 788,300 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 788,300 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     788,300

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

1.   Name of Reporting Person:

     Portfolio Genpar, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 788,300 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 788,300 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     788,300 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio X Investors, L.P.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Wolverine Tube Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1525 Perimeter Parkway, Suite 210, Huntsville, Alabama 35806.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), Thomas M. Taylor ("TMT"), Portfolio X Investors, L.P., a Delaware limited partnership ("PXI"), and Portfolio Genpar, L.L.C., a Delaware limited liability company ("PG"). TIF, TFI, TCM, TMT, PXI and PG are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     TIF

       TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

     TFI

     TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:


                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    201 Main Street          President of Thomas
                    Suite 3200                 M. Taylor & Co.
                    Fort Worth, Texas 76102    ("Taylor & Co.")

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    Bass Enterprises
                                               Production Co. ("BEPCO")

     Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TMT

     See answers above.

     PXI

     PXI is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PXI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PG, the sole general partner of PXI, is set forth below.

     PG

     PG is a Delaware limited liability company, the principal business of which is serving as the sole general partner of PXI and other affiliated limited partnerships. The principal business address of PG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PG are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    See answers above.       See answers above.

W. R. Cotham        See answers above.       See answers above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TIF             Not Applicable         Not Applicable

       TFI             Not Applicable         Not Applicable

       TCM             Not Applicable         Not Applicable

       TMT             Not Applicable         Not Applicable

       PXI             Other (1)              $23,956,699.58

       PG              Not Applicable         Not Applicable

       (1)     Contributions from partners.


Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons also may, in the future, have discussions with management and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

       Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       On January 2, 1998, PXI filed a Notification and Report Form pursuant to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with the Federal Trade Commission and the United States Department of Justice in which it indicated an intention to acquire up to 15% of the Issuer's common stock and in which it requested early termination of the waiting period under the HSR Act. PXI's request for early termination of the waiting period was granted on January 22, 1998.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)

       TIF

       Because of its position as the sole member of PG, which is the sole general partner of PXI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 788,300 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PXI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 788,300 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PXI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 788,300 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PXI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 788,300 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

       PXI

       The aggregate number of shares of the Stock that PXI owns beneficially, pursuant to Rule 13d-3 of the Act, is 788,300, which constitutes approximately 5.6% of the outstanding shares of the Stock.

       PG

       Because of its position as the sole general partner of PXI, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 788,300 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TIF

       As the sole member of PG, which is the sole general partner of PXI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 788,300 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PXI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 788,300 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PXI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 788,300 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PXI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 788,300 shares of the Stock.

       PXI

       Acting through its sole general partner, PXI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 788,300 shares of the Stock.

       PG

       As the sole general partner of PXI, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 788,300 shares of the Stock.

       (c) During the past 60 days, PXI has purchased shares of the Stock in transactions on the New York Stock Exchange, as follows:

                       NO. OF SHARES         PRICE PER
        DATE             PURCHASED            SHARE

      12/16/97          194,400              $ 29.44
      12/16/97           10,000                29.69
      12/18/97           43,700                30.31
      12/19/97           10,000                30.06
      12/19/97           48,200                29.81
      12/22/97           10,000                29.96
      12/23/97            5,000                29.94
      12/24/97           15,900                29.56
      12/26/97           35,100                29.19
      12/29/97            2,200                29.25
      12/29/97           71,800                29.57

      12/30/97            9,100                30.02
      12/31/97           17,300                31.04
      01/23/98            3,000                29.65
      01/23/98           33,300                29.56
      01/23/98          129,900                29.84
      01/26/98            5,000                32.06
      01/26/98           15,600                31.62
      01/27/98            2,100                31.45
      01/27/98            3,800                31.95
      01/28/98            3,500                32.66
      01/29/98              700                33.88
      01/30/98           12,700                34.08
      02/02/98           10,000                33.94
      02/03/98           91,700                33.69
      02/06/98            4,300                33.69


      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the last filing.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
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
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      February 10, 1998


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    PORTFOLIO X INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   PORTFOLIO GENPAR, L.L.C.,
                                          a Delaware limited liability
                                          company, General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President



                                    PORTFOLIO GENPAR, L.L.C.,
                                    a Delaware limited liability company


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham,
                                             Vice President


                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith